

03054809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Creation Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2602
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg R. Honigblum 212-218-3762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue	White Plains	New York	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg R. Honigblum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creation Capital LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SANDRA MORGAN
Notary Public, State of New York
No. 24-4713771
Qualified in Kings County
Commission Expires 1-31-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATION CAPITAL LLC
(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED
DECEMBER 31, 2002

CREATION CAPITAL LLC
(A Limited Liability Company)

INDEX

* * *

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members
Creation Capital LLC

We have audited the accompanying statement of financial condition of Creation Capital LLC (A Limited Liability Company) as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creation Capital LLC as of December 31, 2002, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 14, 2003

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 30,940
Note receivable	50,000
Furniture and equipment, net of accumulated depreciation of $7,168	27,185
Other assets	56,830
Total	$ 164,955

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 14,910
Obligation under capital lease	1,542
Total	16,452
Commitments	
Members' equity	148,503
Total	$ 164,955

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Fee income	$ 463,397
Investment income	13,349
Reimbursed expenses	27,259
Total	504,005
Expenses:	
Salaries and benefits	99,865
Interest expense	1,887
Rent and occupancy expense	101,375
Professional fees	56,870
Commission expense	190,483
Depreciation and amortization	5,282
Other operating expenses	138,113
Total	593,875
Net loss	$ (89,870)

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 210,595
Contributions	47,778
Distributions	(20,000)
Net loss	(89,870)
Balance, December 31, 2002	$ 148,503

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Operating activities:	
Net loss	$ (89,870)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,282
Changes in operating assets and liabilities:	
Receivables from customers	125,250
Other assets	(8,904)
Accounts payable and accrued expenses	618
Net cash provided by operating activities	$ 32,376
Investing activities:	
Purchases of furniture and equipment	(4,650)
Note receivable	(50,000)
Net cash used in operating activities	$ (54,650)
Financing activities:	
Members' contributions	47,778
Members' distributions	(20,000)
Payments of capital lease obligations	(17,888)
Net cash provided by financing activities	9,890
Net decrease in cash and cash equivalents	(12,384)
Cash and cash equivalents, beginning of year	43,324
Cash and cash equivalents, end of year	$ 30,940
Supplemental disclosures of cash flow information:	
Interest paid	$ 1,887

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 — Business and summary of significant accounting policies:

Business:

Creation Capital LLC, a limited liability company, (the "Company") was incorporated in May 2001 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in October 2001. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less when acquired.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of 3 to 15 years.

Fee income:

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or state income taxes since the Company is treated for tax purposes as a Partnership, where by any income or loss is included in the Federal and state income tax returns of the members.

CREATION CAPITAL LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2 — Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital of $14,288, which was $9,288 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.2 to 1.

During the year the Company underwent a routine compliance exam from the NASD – in which they were found not to be in compliance with SEC rule 15c3-1 (a)(2)(vi) in that they failed to maintain minimum net capital for the period of May 1, 2002 through June 30, 2002, on May 31, 2002 net capital was calculated at ($816.69) and on June 30, 2002 it was ($3,767.68). At the time of the statement they have not, as of yet, received a finalization letter from the NASD which may include a penalty for the noncompliance.

Note 3 — Lease commitments:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in September 2004. Rent expense under the operating lease totaled $101,375.

All furniture and equipment is under a capital lease. The Company's obligations under the capital lease in the year subsequent to December 31, 2002 are $1,542 in 2003.

Note 4 — Note receivable:

The Company has a note receivable from Source Precision Medicine, Inc. dated February 8, 2002 due on February 7, 2007. Interest is due annually at a rate of 8%. At December 31, 2002 the interest receivable was $3,622.

* * *

CREATION CAPITAL LLC
(A Limited Liability Company)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2002

Net capital		
Total members' equity		$ 148,503
Deduct nonallowable assets and charges:		
Note receivable	$ 50,000	
Furniture and equipment, net	27,185	
Other assets	57,030	134,215
Net capital		$ 14,288
Aggregate indebtedness – total liabilities		$ 16,452
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)		$ 5,000
Excess net capital at 1,000%		$ 12,643
Ratio of aggregate indebtedness to net capital		1.2 to 1

See Report of Independent Public Accountants.

CREATION CAPITAL LLC
(A Limited Liability Company)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
YEAR ENDED DECEMBER 31, 2002

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2002:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 12,655
Increase in net capital resulting from changes in:		
Audit adjustments, net:		
Balance sheet reclassifications	$ (8,209)	
Statement of income changes	9,842	1,633
Net capital per above		$ 14,288
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 18,086
Decrease in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses and decrease obligations under capital leases		(1,634)
Aggregate indebtedness per above		$ 16,452

See Report of Independent Public Accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Members
Creation Capital LLC

In planning and performing our audit of the financial statements and supplemental schedule of Creation Capital LLC (A Limited Liability Company) as of December 31, 2002 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 14, 2003